Impact Infrastructure, Inc



ANNUAL REPORT

230 Park Ave, 3rd Floor West

New York, NY 10169

0

https://autocase.com/

This Annual Report is dated August 9, 2022.

BUSINESS

Impact Infrastructure Inc. (dba as Autocase) is a C Corporation organized under the laws of the state of Delaware that produces a Software as a Service (SaaS) called Autocase, that automates the economic analysis of sustainability investments in Buildings e.g. energy conservation measures. The Company's business model consists of SaaS focused on Architecture & Engineering firms (AECs), as well as both public and private building owners.

Our software and services are sold across North America and beyond through online marketing, as well as in person at conferences, etc. We believe the Company is a leader in the rapidly emerging climate tech market, and since our commercial release in 2017, Autocase has been embraced by leaders across numerous sectors including by some of the world's largest AECs (Arup, Stantec & Gensler) and building owners (Brookfield, Atlanta Airport & Miami-Dade County) leading to software revenue growth averaging well over 100% per year over the last 5 years.

The company was incorporated as an LLC in 2012 in Delaware. In 2014, the company converted from an LLC to a C-Corp. The Company currently is the 100% parent owner to a Canadian subsidiary called Impact Infrastructure Canada, Inc., which was incorporated in 2016.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $581,606.00

Use of proceeds: Funding continual growth in the company

Date: September 09, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue

Revenue for fiscal year 2021 was $910,563, up 10% compared to fiscal year 2020 revenue of $830,613. Our software revenues grew dramatically from $167,500 in 2020 to $320,650 in 2022 as good progress was made despite the ongoing pandemic. Serivces revenue however dropped roughly 10%. Our biggest market by far continues to the the U.S. and we expect that to continue despite slowly growing sales outside of the U.S., particularly in Canada. The limited ability to travel to meet clients face-to-face has had a suppressing effect on sales that should improve once we start treveling for work again sometime in 2022.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. By far our biggest share of expenses are related to compensation and benefits. Operating expenses decreased from $1,772,704 in 2020 to only $1,399,722 in 2021. Approximately $100,000 of this decrease was due to discontinuing the rental of office space now that we all work virtually going forward. The Company staffing remained roughly consistent.

Historical results and cash flows:

The Company is currently in the early sales stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the cash flows expected for the future because as cash from sales increases rapidly the need for cash from other sources will disipate. Past cash was primarily generated through sales, equity investments and government grants.

Our goal is to drastically increase sales and revenue generated from software to break-even within the next couple of years.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $98,950.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $501,900.00

Interest Rate: 2.5%

Maturity Date: December 01, 2051

Creditor: PNC Line of Credit

Amount Owed: $93,000.00

Interest Rate: 6.5%

Maturity Date: January 01, 2032

Creditor: John Williams

Amount Owed: $244,000.00

Interest Rate: 0.0%

Maturity Date: January 01, 2032

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Williams

John Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: March 05, 2012 - Present

Responsibilities: Leading the Company

Position: Chairman of the Board

Dates of Service: September 26, 2014 - Present

Responsibilities: Leading the Board of Directors

Name: Stephane Larocque

Stephane Larocque's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: October 06, 2014 - Present

Responsibilities: Leading the day-to-day operations

Name: Katelyn Lawson

Katelyn Lawson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Product & Digital Solutions

Dates of Service: July 20, 2020 - Present

Responsibilities: Leading our software product development

Other business experience in the past three years:

Employer: Autocase

Title: Product Manager

Dates of Service: February 06, 2016 - July 20, 2020

Responsibilities: Managing the Autocase software product

Name: Eric Bill

Eric Bill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Economist

Dates of Service: July 13, 2015 - Present

Responsibilities: Overseeing all of the data and economics within the software and services provided by the company

Name: Bill Davis

Bill Davis's current primary role is with Founder & Managing Director of Stance Capital. Bill Davis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice-Chairman & Secretary

Dates of Service: September 26, 2014 - Present

Responsibilities: Helping the Chairman run the Board of Directors

Name: Raffaela Dunne

Raffaela Dunne's current primary role is with Regional Institutional Market Director at VHB. Raffaela Dunne currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September 26, 2014 - Present

Responsibilities: Directing the Company

Name: Whitney Stevens

Whitney Stevens's current primary role is with Semi-Retired, on many Boards. Whitney Stevens currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September 26, 2014 - Present

Responsibilities: Directing the Company

Name: David Stoller

David Stoller's current primary role is with Executive Chairman of reach4entertainment. David Stoller currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September 26, 2014 - Present

Responsibilities: Directing the company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: John Williams

Amount and nature of Beneficial ownership: 1,487,680

Percent of class: 67.4

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, and Convertible Notes under Seed Invest. As part of the Regulation Crowdfunding raise, the Company will be offering up to 263,851 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,739,610 outstanding.

Voting Rights

Standard 1 stock 1 vote for common stock but not for unexercised Options or Phantom Shares

Material Rights

There are no material rights associated with Common Stock.

Series A Preferred Stock

The amount of security authorized is 50,000 with a total of 19,513 outstanding.

Voting Rights

The holders of Preferred Stock shall be entitled to one vote for each share of common stock into which such Preferred Stock could then be converted. The holders of Series A and common stock shall vote together as a single class.

Material Rights

Key Materials Rights. Please refer to Exhibit F of the Offering Materials for further details.

Preferred Stock

As of December 31, 2021, the rights and privileges of the Series A Convertible Preferred Stock ("Series A") are as follows:

Dividends

In any calendar year, the holders of the Series A shall be entitled a dividend, when, as and if declared by the Board, equal to the Dividend Rate, six percent (6%) of the Original Issuance Price per share. Such dividends are payable in preference and priority to any declaration or payment of any dividend or distribution, as defined, on common stock in such calendar year. The Original Issue Price of Series A shall mean $10.25 per share.

There have been no dividends declared to date.

Conversion

Each share of Series A shall be convertible, at the option of the holder, at any time after the date of issuance of such share into fully paid and non-assessable shares of common stock which is determined by dividing the Original Issue Price by the applicable Conversion Price then in effect.

As of December 31, 2021, the Conversion Price was equal to the Original Issue Price. Each share of Series A shall automatically be converted into shares of common stock upon the earlier of an Initial Public Offering, as defined, or by vote of the holders of a majority of the then outstanding shares of Series A, voting together as a single class.

Redemption

Series A is not redeemable.

Liquidation Preferences

In the event of any Liquidation Event, as defined, either voluntary or involuntary, the holders of Series A are entitled to receive, prior and in preference to any distribution of the assets to the holders of common stock an amount per share equal to the sum of the Original Issue Price plus declared but unpaid dividends on such share. In the event that the assets distributed to the holders of the Series A are insufficient to permit the payment to such holders for the full preferential amount, then the Company's assets available for distribution shall be distributed ratably among the holders of the Series A in proportion to the full preferential amount that each holder is otherwise entitled to receive.

Right to Participate

Series A holders have the right to participate in any equity financings on a pro-rata basis.

Convertible Notes under Seed Invest

The security will convert into Preferred shares and the terms of the Convertible Notes under Seed Invest are outlined below:

Amount outstanding: $580,606.00

Maturity Date: August 13, 2023

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: A Corporate Transaction

Material Rights

There are no material rights associated with Convertible Notes under Seed Invest.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Impact Infrastructure, Inc. (dba as Autocase) was formed on September 24, 2014 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Autocase has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Time to Profitability

To date the company has only had a handful of months where cash flow in has exceeded cash flow out, there is a risk that as the companies continues to grow that reaching break-even and profitability could be a long way off. This isn't unusual in SaaS businesses but a potential concern for some.

Backtracking on Sustainability

The world has moved rapidly towards caring more and more about sustainability, climate change, equity and resiliency and while that is great news for us, there is a risk that those who don't support such things could undermine efforts in these directions in the future.

Rolling Closings

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Foreign Team Members

The Company currently has two Directors & Officers based in the USA, the Chairman & CEO and the Vice Chairman & Secretary, along with two officers who are based in Canada, the COO and Vice President of the Company. Please note this may affect any future ability to bring an action against these foreign individuals.

Beta Risk for a Second New Product

We have just released a new beta product for a new second major product which entails some market risk. We have some revenue coming from it already but it is very early days and there is uncertainty in regards to how it will perform.

Industry Risk

The ClimateTech software industry is in early stages and as a result it's future growth is uncertain. The industry is still nascent and it isn't clear how regulatory and legislative changes will affect the future of the industry.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 9, 2022.

Impact Infrastructure, Inc

By /s/ *John F. Williams, II*

      Name: <u>Impact Infrastructure, Inc.</u>

      Title: Chairman and CEO

Exhibit A

FINANCIAL STATEMENTS

Impact Infrastructure, Inc.

Consolidated Balance Sheets

December 31, 2021 and 2020

Assets

	2021	2020
Current assets:		
Cash and cash equivalents	$ 98,950	$ 63,283
Accounts receivable	204,787	115,148
Other receivables	39,418	48,279
Prepaid expenses and other current assets	4,334	31,522
Total current assets	347,489	258,232
Property and equipment, net	3,299	15,550
Internally developed software, net	511,172	564,555
Other assets	-	942
Total assets	$ 861,960	$ 839,279

Liabilities and Stockholders' Deficit

	2021	2020
Current liabilities:		
Line of credit	$ 94,729	$ 76,530
Accounts payable	39,399	26,931
Accrued expenses	29,665	88,299
Contract liabilities	132,146	66,987
Bridge loans	541,123	-
Notes payable to officer/stockholder	243,670	2,095,473
Phantom share liability	300,080	512,500
Total current liabilities	1,380,812	2,866,720
Long-term liabilities:		
Economic Injury Disaster Loan	501,900	151,900
Total liabilities	1,882,712	3,018,620
Commitments		
Stockholders' deficit:		
Series A convertible preferred stock, $0.01 par value, 50,000 shares authorized, 19,513 shares issued and outstanding (preference in liquidation of $2,000,083 at December 31, 2021)	2,000,083	2,000,083
Common stock, $0.01 par value, 3.000,000 shares authorized, 1,585,770 and 1,374,210 shares issued and outstanding at December 31, 2021 and 2020, respectively	15,858	13,742
Additional paid-in capital	7,534,583	5,930,179
Accumulated deficit	(10,675,179)	(10,227,733)
Accumulated other comprehensive income	103,903	104,388
Total stockholders' deficit	(1,020,752)	(2,179,341)
Total liabilities and stockholders' deficit	$ 861,960	$ 839,279

See independent auditor’s report and notes to the consolidated financial statements.

Impact Infrastructure, Inc.

Consolidated Statements of Loss and Comprehensive Loss

Years Ended December 31, 2021 and 2020

	2021	2020
Revenue	$ 910,563	$ 830,613
Operating expenses	1,399,722	1,772,704
Loss from operations	(489,159)	(942,091)
Other income (expense):		
Interest expense	(12,020)	(13,268)
Gain on forgiveness of Paycheck Protection Program loan	-	18,500
Other	17,431	(13,000)
Total other income (expense), net	5,411	(7,768)
Loss before taxes	(483,748)	(949,859)
Benefit for income taxes	(36,302)	(44,942)
Net loss	(447,446)	(904,917)
Other comprehensive income (loss):		
Foreign currency translation gain (loss)	(485)	42,090
Total other comprehensive income (loss)	(485)	42,090
Comprehensive loss	$ (447,931)	$ (862,827)

See independent auditor's report and notes to the consolidated financial statements

Impact Infrastructure, Inc.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

Years Ended December 31, 2021 and 2020

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	19,513	$ 2,000,083	1,421,710	$ 14,217	$ 5,770,360	$ (9,322,816)	$ 62,298	$ (1,475,858)
Repurchased shares	-	-	(17,500)	(175)	175	-	-	-
Share-based compensation	-	-	(30,000)	(300)	159,644	-	-	159,344
Net loss	-	-	-	-	-	(904,917)	-	(904,917)
Translation adjustment	-	-	-	-	-	-	42,090	42,090
Balance at December 31, 2020	19,513	2,000,083	1,374,210	13,742	5,930,179	(10,227,733)	104,388	(2,179,341)
Conversion of notes payable to common stock	-	-	211,560	2,116	1,584,984	-	-	1,587,100
Share-based compensation	-	-	-	-	19,420	-	-	19,420
Net loss	-	-	-	-	-	(447,446)	-	(447,446)
Translation adjustment	-	-	-	-	-	-	(485)	(485)
Balance at December 31, 2021	19,513	$ 2,000,083	1,585,770	$ 15,858	$ 7,534,583	$ (10,675,179)	$ 103,903	$ (1,020,752)

See independent auditor's report and notes to the consolidated financial statements.

5

Impact Infrastructure, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (447,446)	$ (904,917)
Adjustments to reconcile net loss to net cash used in operating activities:		
Share-based compensation	19,420	147,276
Depreciation and amortization	372,535	449,121
Changes in operating assets and liabilities:		
Accounts receivable	(88,728)	8,076
Other receivables	9,304	(773)
Prepaid expenses and other current assets	27,358	(10,386)
Contract liabilities	65,159	(16,430)
Accounts payable	12,604	5,223
Accrued expenses	(58,780)	3,375
Phantom share liability	(212,420)	-
Other assets	957	-
Net cash used in operating activities	(300,037)	(319,435)
Cash flows from investing activities:		
Purchase of property and equipment	8,774	(4,865)
Capitalized internally developed software costs	(315,456)	(390,339)
Net cash used in investing activities	(306,682)	(395,204)
Cash flows from financing activities:		
Proceeds (repayments) on line of credit, net	18,199	(10,311)
Proceeds from Bridge loans	541,122	-
Proceeds from Economic Injury Disaster Loan	350,000	151,900
Proceeds from notes payable to officer/stockholder, net	775,500	539,800
Repayments of notes payable to officer/stockholder	(1,040,204)	(4,334)
Net cash provided by financing activities	644,617	677,055
Effect of exchange rate changes on cash and cash equivalents	(2,231)	59,740
Net change in cash and cash equivalents	35,667	22,156
Cash and equivalents at beginning of year	63,283	41,127
Cash and equivalents at end of year	$ 98,950	$ 63,283
Supplemental disclosure of cash flow information:		
Interest paid	$ 12,020	$ 13,268
Supplemental non-cash financing activity:		
Conversion of notes payable to common stock	$ 1,587,100	$ -

See independent auditor's report and notes to the consolidated financial statements.

CERTIFICATION

    I, John F. Williams, II, Principal Executive Officer of Impact Infrastructure, Inc, hereby certify that the financial statements of Impact Infrastructure, Inc included in this Report are true and complete in all material respects.

John F. Williams, II

Chairman and CEO